Walter Industries, Inc.

4211 West Boy Scout Boulevard

Tampa, Florida 33607

813-871-4811

www.walterind.com

October 31, 2008

Via EDGAR

James Giugliano, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Walter Industries, Inc.
Form 10-K for Fiscal Year ended December 31, 2007
Filed March 7, 2008
Form 10-Q for the Fiscal Quarter ended June 30, 2008
Filed August 8, 2008
File No. 001-13711

Dear Mr. Giugliano:

On behalf of Walter Industries, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 30, 2008 (the “Comment Letter”) relating to Form 10-K for the Fiscal Year ended December 31, 2007, as filed by the Registrant on March 7, 2008, and Form 10-Q for the Fiscal Quarter ended June 30, 2008, as filed by the Registrant on August 8, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item – 7 Management’s discussion and analysis of Results of Operations and Financial Condition

Critical Accounting Estimates, page 26

1.               Please expand your disclosure to include a discussion of the critical accounting estimates related to the carrying value of your installment notes, including your conclusions regarding other than temporary impairment.  Your expanded disclosure should address:

•                  whether you have performed an assessment of impairment pursuant to Step 1 of FSP FAS 115-1, and the results thereof;

•                  your methodology for determining fair value in accordance with FAS 157 (including significant assumptions);

•                  the factors and indicators you considered in determining whether the impairment, if any, is other than temporary (refer to SAB Topic 5M and Step 2 of  FSP FAS 115-1);

•                  the company’s intent and ability to maintain the investment for period of time sufficient to allow for any anticipated recovery; and,

•                  the extent to which your estimates and assumptions bear the risk of change and the variability of outcomes that can result.

In responding to this comment, please provide us a sample of your expanded disclosure.

Response:  The following information is included in Item 1, page 5 of the 2007 Annual Report on Form 10-K: “Within the Financing segment, WMC purchases instalment notes and mortgages originated by its affiliated homebuilder, JWH. WMC also offers financing to JWH homebuyers that is secured by first lien mortgages. WMC services all of its instalment notes and loans. References to instalment notes include mortgage loans originated or purchased by WMC.”

Both WMC and JWH are wholly owned subsidiaries of Walter Industries, Inc.  These entities are consolidated and intercompany activity is appropriately eliminated.  The Company is in the business of providing long-term financing (by WMC) on the sale of inventory (homes constructed by JWH).  An instalment note receivable is created when our financing subsidiary, WMC, finances a home constructed and sold by our homebuilder, JWH.  As such, we account for the instalment notes receivable as loans receivable in accordance with AICPA’s Statement of Position 01-6, “Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.”

As noted above, we apply SOP 01-6, which indicates the following recognition and measurement principle:  “Loans and Trade Receivables Not Held For Sale. Loans and trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff should be reported in the balance sheet at outstanding principal adjusted for any chargeoffs, the allowance for loan losses (or the allowance for doubtful accounts), any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans.”  Appropriate disclosures as required per SOP 01-6 have been made in Note 6 on page F-22.  As we indicate in Note 6 on page F-22, “instalment notes receivable and mortgage loans receivable are held for investment and are not held for sale.”  The Company has no history of selling loans nor does it intend to.

The instalment notes receivable do not meet the definition of debt securities or equity securities and are therefore excluded from the scope of FAS 115.

We respectfully submit that no further disclosure to our critical accounting estimates is necessary regarding “other than temporary impairment” since our instalment notes receivable portfolio is excluded from the scope of FAS 115 and therefore FSP FAS 115-1 and SAB Topic 5M  are not applicable.

Our evaluation of the carrying value of this asset is performed in accordance with SOP 01-6 and appropriate estimates of the allowance for loan losses has been applied in establishing the carrying value. We believe the disclosure adequately addresses our critical estimates regarding the allowance for loan losses.

Inventory Valuation, page 27

2.               We note you disclose the valuation of coal inventories is subject to adjustment for estimates resulting from movements from the mine site to the storage facility, inaccuracies in belt scales and aerial surveys, and inherent losses based on historical findings and pile clean-ups.   Please expand your disclosure to address how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future.  Please refer to Part V of the Commission’s interpretative release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition ad Results of Operations”, a copy of which can be found on our website:

http://www.sec.gov/rules/interp/33-8350.htm

In responding to this comment, please provide us a sample of your expanded disclosure.  Please also provide us examples of instances in which inventory movements from mine site to the storage facility have resulted in gains or losses.

Response:  Coal inventories for the Company include coal inventory resulting from mining operations (our Natural Resources segment) and coal inventory purchased for producing coking coal (our Sloss segment). The location of coal inventories at period end include piles at mining sites, barge load-out facilities, export load out facilities and on-site piles at the coking plant. The overwhelming majority of the coal inventories are those originating from the mining operations in piles located at the mine sites and piles in storage either at the barge load-out or export load-out facilities.  Therefore, our response and updated disclosure below is specific to the material coal inventories at our Natural Resource segment.

During the three years in the period ended December 31, 2007, we have experienced annual coal inventory tonnage variations between the Company’s perpetual records and the results of final aerial surveys that have ranged from a 3.8% increase in the average tonnage balance to a 5.5% decrease in the average tonnage balance.  These variations occur due to inherent inaccuracies in the measurement processes utilized during the production and delivery of coal to the Company’s customers.  Specifically, inaccuracies result from scale measurements at the mine sites, which are used to update the perpetual records for production and delivery of coal from the mine sites to the port of Mobile (the port), and from vessel draft surveys, which update the perpetual records for coal deliveries to the port from a load-out facility near the mine sites and from the port to our international customers. These inaccuracies are embedded within the perpetual records as of a period end and are ultimately adjusted based on the results of the aerial survey.  In addition, moisture gains or losses, wind and rain erosion, and transfer and handling losses affect ending balances at the port location, when such quantities are compared to the Company’s perpetual records.  The Company does not believe the range will change significantly in the future, but continues to monitor and consider the root cause of any variation, changes and accuracies of measurement tools, and changes in operations to ensure the accuracy of inventory balances reported.

Based on the Staff’s request, we will revise future disclosures to include the following information, as underlined below:

“The valuation of coal inventories are subject to estimates due to possible gains or losses primarily resulting from a variety of factors including inventory movements from the mine site to storage facilities at the Port of Mobile, inherent inaccuracies in belt scales and aerial surveys used to measure quantities and due to fluctuations in moisture content. Adjustments to coal tonnages on hand are made for an estimate of coal shortages due to these inherent losses, primarily based on historical findings, the results of aerial surveys and periodic coal pile clean-ups.  During the three years ended December 31, 2007, results of aerial surveys have indicated that perpetual records require adjustments ranging from +3.8% to -5.5% of the ending inventory balance.  As a result of these historical results, the Company has recognized a reduction to the ending coal inventory at December 31, 2007 in the amount of $0.3 million, or 1.5% of the ending balance, as the estimate of the probable valuation inaccuracy inherent in the inventory balance.  A 1.0% gain or loss of the inventory balance at December 31, 2007 potentially resulting from these inherent inaccuracies in the measurement processes would result in an increase or decrease, respectively, to income of approximately $0.2 million. Additionally, the Company evaluates its non-coal inventories for indications of excess and obsolete exposure based upon anticipated usage, inventory turnover, inventory levels and ultimate product sales value.  If necessary, an adjustment for losses related to inventory values is recognized.  This evaluation of inventory values is based on management’s estimation of market conditions relating to both pricing and anticipated sales volumes for the Company’s products.”

3.              We note you disclose exposures to loss contingencies resulting from income tax positions, property-liability claims, environmental laws and regulation, and from litigation/claims arising out of the normal conduct of business. Please expand your disclosure to include your accounting policy for these loss contingencies using the frameworks established in FAS 5, FIN 48, SOP 96-1 and FAS 143, as applicable.  In responding to this comment, please provide us with a sample of your expanded disclosure.

Response:  In the above comment, the Staff requests that we expand our disclosure on “…environmental laws and regulations… to include your accounting policy for these loss contingencies using the frame work established in …FAS 143…”  We account for our asset retirement obligations in accordance with “FAS 143: Accounting for Asset Retirement Obligations.” That statement requires “the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made.”  These liabilities are not considered loss contingencies and are not the liabilities being referred to in the aforementioned disclosure.  This disclosure is referring to other environmental remediation costs and expenses for which we may be liable.  Currently, we make no disclosures regarding our asset retirement obligations as we do not consider the obligations material for disclosure.

Based on the Staff’s request, we will revise future disclosures to include the following information, as underlined or deleted below:

“The Company is involved in litigation, investigations and claims arising out of the normal conduct of its business, including those relating to commercial transactions, as well as environmental, health and safety matters.  The Company estimates and accrues its liabilities resulting from such matters based on a variety of factors, including outstanding legal claims and proposed settlements; assessments by internal counsel of pending or threatened litigation; and assessments of potential environmental liabilities and remediation costs. These accruals are recorded when the costs are determined to be probable and are reasonably estimable. The Company believes it has adequately accrued for these potential liabilities; however, facts and circumstances may change that could cause the actual liabilities to exceed the estimates, or that may require adjustments to the recorded liability balances in the future.

As discussed in Note 11 of “Notes to Consolidated Financial Statements,” the Company is in dispute with the Internal Revenue Service (the “IRS”) on a number of Federal income tax issues.  The Company believes that its tax filing positions have substantial merit and it intends to vigorously defend these positions.  The Company has established accruals ~~that it feels are sufficient to address claims~~ related to its uncertain tax positions, including related interest and penalties, in accordance with FASB Interpretation “FIN 48: Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109.” ~~where its defense may be unsuccessful or where a settlement of issues may be warranted.  The amount of the accrual is based on an assessment by management of both the probability and extent of loss for each of the disputed issues involved.~~ Since the issues involved are highly complex, are subject to the uncertainties of extensive litigation and/or administrative processes and may require an extended period of time to reach ultimate resolution, it is possible that management’s estimate of this liability could change.

Accruals for property-liability claims and claims expense are recognized when probable and reasonably estimable at ~~the estimate~~ amounts necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and the Company’s experience with similar cases.  The establishment of appropriate accruals, including accruals for catastrophes such as hurricanes, is an inherently uncertain process.  Accrual estimates are regularly reviewed and updated using the most current information available.  Accruals for catastrophic uninsured losses at plant or mine facilities would be made on an ad hoc basis based on relevant facts and circumstances at the time such losses were determined to be probable and reasonably estimable.

The Company capitalizes environmental expenditures that increase the life or efficiency of property or that reduces or prevents environmental contamination.  The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. Environmental laws and regulations continue to evolve and because conditions giving rise to obligations and liabilities under environmental laws are in some circumstances not readily identifiable, it is difficult to forecast the amount of such future environmental expenditures or the effects of changing standards on future business operations or results.”

Results of Continuing Operations, page 31

4.               In your discussion of Sloss’ operating results, we note you disclose that operating income increased “primarily as a result of increased furnace coke volumes, increased foundry coke pricing and lower raw material costs.”  To the extent applicable here and elsewhere throughout your Management’s Discussion and Analysis, please expand your disclosure to include quantitative analysis of the separate effect of price and volume changes on revenues and changes therein.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:  Item 303 (a)(3)(iii) states “ To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or increases in volume or amount of goods or services being sold or to the introduction of new products or services.”  Sloss’ net sales and revenues for the years ending December 31, 2007 and 2006 increased 1.4% and 3.1% over the prior year period, respectively.  We have concluded that these increases are not material and, as such, we do not believe expanded disclosure is required.  Please note that throughout Management’s Discussion and Analysis, we have quantified those items that we deem to be material.  We will continue to comply with Item 303(a)(3)(iii) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page F-9

5.              We note your presentation of cash flows (operating, investing and financing) excludes cash flows from discontinued operations.  Please note that a segregated presentation of cash flows from discontinued operations is not contemplated in FAS 95.  Please modify your presentation accordingly.

Response:  In determining our cash flow presentation as a result of discontinued operations, we relied on both FAS 95 and a statement made by the SEC staff.  The following statement is copied from the Speech by SEC Staff member Joel Levine, Associate Chief Accountant of the Division of Corporation Finance, remarks given before the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments on December 6, 2005:

“Recognizing that variations in cash flow presentation exist, the staff believes the key consideration is whether they conform to the basic disclosure requirement in FAS 95 that all cash flows be reported as relating to either operating, investing, or financing activities. Some of the variations that we believe are consistent with this disclosure requirement include:

•                              Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the 3 categories;

•                              Separately identifying the cash flows related to discontinued operations within each of the 3 categories; and,

•                              Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before “net increase or decrease in cash and cash equivalents.”

Based on the three acceptable alternatives noted above, we had chosen bullet point number 3 above and have disclosed the cash flows related to discontinued operation separately for operating, investing and financing activities near the bottom of the statement, just before net increase or decrease in cash and cash equivalents in the Form 10-K filed on March 7, 2008.

We respectfully submit that, based on the above, a modification to our presentation is not required.

Note 2 – Summary of Significant Accounting policies

Revenue Recognition, page F-11

6.               We note you disclose that revenue is recognized for ocean-going coal shipments “under international standards as defined by Incoterms 2000 when title and risk of loss transfer to the customer.”  Please expand your disclosure to elaborate on: the principal terms of these standards, the impact of these standards have on the timing and amount of revenue recognized, and how revenue recognition under these standards complies with the primary revenue-recognition criteria within SAB 104.  In responding to this comment, please provide us with a sample of your expanded disclosure.

Response:  Based on the Staff’s request, we will revise future disclosures to include the following information, as underlined or deleted below:

“Natural Resources – Revenue is recognized when the following criteria has been met: persuasive evidence of an arrangement exists; the price to the buyer is fixed or determinable; delivery has occurred; and collectability is reasonably assured. Delivery is considered to have occurred at the time title and risk of loss transfers to the customer.  For coal shipments via rail, ~~revenue is recognized when title and risk of loss transfer to the customer~~ delivery generally occurs when the railcar is loaded.  For coal shipments via ocean vessel, ~~revenue is recognized under international shipping standards as defined by Incoterms 2000 when title and risk of loss transfer to the customer~~ delivery generally occurs when the vessel is loaded.  For the Company’s methane gas operations, ~~revenue is recognized~~ delivery occurs when the gas has been transferred to the customer’s pipeline~~, at which time transfer of title occurs~~.

Cash and Cash Equivalents, page F-13

7.               We note you disclose that checks issued but not yet presented to banks for payment are included in accounts payable, and therefore also included in the balance of cash and cash equivalents.  Please tell us your basis for this methodology within US GAAP.  In responding to this comment, please also tell us the dollar amount of checks issued but not yet presented to the banks for payment at each annual and interim reporting period within the periods presented within this annual report.

Response:  The Company has book overdrafts related to zero balance disbursement accounts.  A zero balance disbursement account (sometimes referred to as a “ZBA” or “imprest account”) is a checking account in which a balance of zero is maintained by automatically transferring funds from a master account in an amount only large enough to cover checks presented.  No line of credit, overdraft protection or other lending activities are linked to our zero balance accounts.  Checks written by the Company against these accounts will be honored by the bank only if we move cash to the accounts by the time the checks are presented for payment.  In a zero balance account situation, any check written against such an account results in a book overdraft.  To the extent that we have cash held by the banks that the checks have been written against and a legal right of offset exists, we reduce the amount of cash outstanding.  The amount of book overdraft remaining after right of offset has been exercised (i.e., the amount of the book overdraft that exceeds the cash balance in the bank account) is classified in our balance sheet as Accounts Payable and, thus, cash is not reduced for this liability.

We respectfully submit that this treatment is consistent with “Concept No 6. Elements of Financial Statements a replacement of FASB concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2)” which defines liabilities in paragraph 35 as “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

We believe our methodology to be consistent with general practice.  PricewaterhouseCoopers’ interpretative guidance states the following:  “Book overdrafts representing outstanding checks in excess of funds on deposit should be classified as liabilities at the balance sheet date.”  Additionally, Ernst & Young’s interpretative guidance on cash and cash equivalents states that “Book overdrafts represent outstanding checks on deposit at a financial institution that are in excess of funds on deposit at such institution. Similar to bank overdrafts, unless the right of offset requirements of FIN 39 are met, book overdrafts should be classified as current liabilities and, if material, should be separately stated. However, reclassifying all outstanding checks to current liabilities when some level of such checks is covered by funds on deposit is not appropriate. Cash should first be reduced by the amount of outstanding checks equal to the funds on deposit. Any excess level of outstanding checks greater than funds on deposit should be classified as a current liability. Note, however, that this approach should be at an individual bank account level. For example, if a company has accounts at four separate banks and only one of the accounts is in an overdraft position, cash represented by the three accounts with positive balances is not reduced by the overdraft account; rather, cash is reported for the three accounts with positive balances and a current liability is reported for the fourth account in the overdraft position.”

The balance of our book overdrafts for the annual and interim reporting periods presented within Accounts Payable in the 2007 Balance Sheets are as follows:

as of December 31, 2006 - $10.4 million

as of March 31, 2007 - $11.2 million

as of June 30, 2007 - $10.3 million

as of September 30, 2007 - $ 11.4 million

as of December 31, 2007 - $5.5 million.

The balance of our book overdrafts as of December 31, 2007 and 2006 was less than 5% of total liabilities for each of those periods and, thus, was not separately disclosed in our Form 10-K.  For disclosure, we analyze materiality at the “total liabilities” level since we present an unclassified balance sheet.

Inventories, page F-13

8.               Please expand your coal inventory accounting policy to identify the various direct and allocated cost of components accumulated and carried herein.  Pease refer to Chapter 4, Statement 3, of ARB 43.

Response:  Based on the Staff’s request, we will revise future disclosures to include the following information, as underlined below:

“Inventories are valued at the lower of cost or market.  Natural Resources’ coal inventory costs include labor, supplies, equipment costs, operating overhead and other related costs.  Coal inventories are determined using the first-in, first-out (“FIFO”) method, while supplies inventory is determined using the average cost method of accounting.  Homes under construction are determined using actual costs. Financing’s inventory of repossessed property is recorded at its estimated fair value less estimated costs to sell.   The valuation of coal inventories are subject to estimates due to possible gains or losses resulting from inventory movements from the mine site to storage facilities at the Port of Mobile, inherent inaccuracies in belt scales and aerial surveys used to measure quantities and due to fluctuations in moisture content.  Periodic adjustments to coal tonnages on hand are made for an estimate of coal shortages due to these inherent gains and losses, primarily based on historical findings, the results of aerial surveys and periodic coal pile clean-ups. Additionally, the Company evaluates its inventory in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels and ultimate product sales value.”

Property, Plant and Equipment, page F-13

9.              We note you disclose that $4.6 million of interest capitalized in 2007 is applicable to prior years’ expansion projects.  Please tell us when these expansion projects were initiated/competed and why the capitalization of interest pursuant to FAS 34 is appropriate in 2007.

Response:  During 2007, it was determined that interest had not been appropriately capitalized for certain expansion projects started by our Natural Resources segment in late 2003, and throughout the period 2004 through 2007.  Certain of these projects were completed in each of the years 2005, 2006 and 2007, and certain projects remained in process at December 31, 2007.  The Company performed an analysis to determine the amount of interest that should have been capitalized pursuant to FAS 34 in each of the years ended December 31, 2003 through 2006. The cumulative amount of unrecorded capitalized interest related to periods prior to 2005 was less than $0.5 million, an amount determined to be clearly de minimis for recording.  The amount of unrecorded capitalized interest was determined to be $1.3 million and $3.3 million for the years ending December 31, 2005 and 2006, respectively.  The Company recorded these corrections in 2007 as the amounts were determined to be immaterial to the 2005, 2006 and 2007 financial statements on both a quantitative basis and on a qualitative basis.  The adjustment was less than 3.0% of pre-tax income from continuing operations in each of the years 2005 through 2007, which was deemed to be immaterial from a quantitative perspective.  In addition, we considered all of the qualitative factors as provided in SAB 99, noting, to state a few, that the adjustment did not mask an earnings trend, did not change a loss to income or vice versa, did not have the effect of increasing management’s compensation, did not hide a failure to meet analysts expectations, nor would it result in a negative or positive market reaction.

Note 16 – Commitments and Contingencies

10.        We note your disclosure to the EPA RCRA Facility Investigation involving Sloss Industries.  Please expand your disclosure to indicate the likelihood that an environmental remediation contingent loss has been incurred using the framework established in paragraph 3 of FAS 5.  To the extent you conclude that unaccrued environmental remediation contingencies exist (i.e. those that are more than remote but less than probable), please expand your disclosure to include an estimate of the possible loss exposure, or the fact that such an estimate cannot be made.  Refer to paragraph .162 of SOP 96-1.

Response:  Based on the comment received from the Staff, we will revise future disclosures regarding the EPA RCRA Facility Investigation at Sloss Industries to include the following additional information, as underlined below.  We have not disclosed the amount of the expenditures that have been incurred or the amounts accrued as these amounts are deemed to be immaterial to the financial statements for all periods presented:

“Sloss Industries entered into a decree order in 1989 relative to a Resource Conservation Recovery Act (“RCRA”) compliance program mandated by the EPA. A RCRA Facility Investigation (“RFI”) Work Plan was prepared which proposed investigative tasks to assess the presence of contamination at the Sloss facility. The Work Plan was approved in 1994 and the Phase I investigations were conducted and completed between 1995 and 1999. Phase II investigations for the Chemical Plant/Coke Plant and Biological Treatment Facility and Sewers/Land Disposal Areas were performed in 2000 and 2001 and are substantially complete. At the end of 2004, the EPA re-directed Sloss’ RFI efforts toward completion of the Environmental Indicator (“EI”) determinations for the Current Human Exposures. This EI effort was completed to assist the EPA in meeting goals set by the Government Performance Results Act (“GPRA”) for RCRA by 2005. Sloss implemented the approved EI Sampling Plan in April 2005. The EPA approved/finalized the EI determinations for Sloss’ Birmingham facility in September 2005. In an effort to refocus the RFI, the EPA has now provided technical comments on the Phase II RFI report and the report recently submitted as part of the EI effort. A Phase III work plan was submitted to the EPA during the first quarter of 2007. The EPA commented on the Phase III plan and Sloss has responded. Subsequently, a meeting was held with the EPA during the third quarter of 2007 with the objective of finalization of the Phase III Plan. However, additional requests by EPA have expanded and continue to expand the scope of the project and will necessitate additional sampling and testing.

The Company has incurred costs to investigate the presence of contamination at the Sloss site, and to define remediation actions to address this environmental liability in accordance with the agreements reached with the EPA per the findings in the Phase I and Phase II investigations.  In conjunction with the Phase III work plan, the Company continues to incur costs related to defining remediation efforts and establishing a plan for remediation.  At December 31, 2007, the Company has accrued an amount that is probable and reasonably estimatable for the costs to be incurred to identify necessary remediation actions and establish a remediation plan.  Additional future costs which may be incurred in order to remediate liabilities defined by the Phase III analysis cannot be determined at this time.   Although no assurances can be given that the Company will not be required in the future to make material expenditures relating to the Sloss site or other sites, management does not believe at this time that the cleanup costs, if any, associated with these sites will have a material adverse effect on the financial condition of the Company, but such cleanup costs could be material to results of operations in a future reporting period.”

Note 17 – Financial Instruments

Fair Value of Financial Instruments – Debt, page F-41

11.        We note you disclose the value of the mortgage-backed debt obligations is very sensitive to changes in interest rates.  Please expand your disclosure to discuss the extent to which collectability of underlying mortgages/assets affects the fair value of mortgage-backed/asset-backed debt obligations.

Response:  Based on the Staff’s request, our future filings will include the following expanded disclosure with the additional information underlined below:

“Debt - The estimated fair value of mortgage-backed/asset-backed notes approximated $1.6 billion and $1.8 billion at December 31, 2007 and 2006, respectively, based on current yields for comparable debt issues or prices for actual transactions.  These obligations are expected to be satisfied using the proceeds from the instalment notes receivable that back these obligations and are non-recourse to the Company.  As such, the fair value of the mortgage-backed/asset-backed notes may decrease if default rates on the instalment notes receivable increase.  The value of mortgage-backed debt obligations is very sensitive to changes in interest rates.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4 – Controls and Procedures, page 34

12.        We note you disclose your management has concluded your “disclosure controls and procedures are effective to ensure that information required to be disclosed... in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC’s rules and forms.”  The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act.

Please apply this comment to all future quarterly and annual fillings in which you discuss disclosure controls and procedures.

Response:  Based on the SEC Staff’s comments, our future quarterly and annual filings will include the following expanded disclosure with the additional information underlined below:

“An evaluation was performed under the supervision and with the participation of our management, including our Vice Chairman (principal executive and financial officer), of the effectiveness of our disclosure controls and procedures ~~as of [ specified period of the report]~~, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 as amended (“Exchange Act”) as of the end of the period covered by this [quarterly or annual] report on Form 10-[Q or K].  Based on that evaluation, our management, including our principal executive and financial officer, concluded that our disclosure controls and procedures are effective as of [specify date] to ensure that (1) information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods ~~as~~ specified in the SEC’s rules and forms,~~.~~ and (2) accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosures.  There has been [no] change in our internal control over financial reporting during the [specify period of the report] that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.”

Engineering Comments on Form 10-k for the Fiscal Year Ended December 31, 2007

Risks Related to the Business, page 9

13.         Please include a risk factor explaining that: your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas; your management may not be fully aware of many of the specific requirements related to working within this industry, unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management.  In this instance, please explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

Response:  We respectfully submit that members of our management team have experience in this industry. Natural Resources’ CEO, Mr. George R. Richmond, has over 43 years experience in mining, having joined Jim Walter Resources, Inc. in 1978 after 13 years in various apprentice and engineering capacities for Great Britain‘s National Coal Board (now known as British Coal). Jim Walter Resources, Inc. is the largest producer of Blue Creek coal and currently operates two of North America’s deepest vertical underground coal mines in Alabama‘s Black Warrior Coal Basin, No. 4 Mine and No. 7 Mine.  Mr. Charles C. Stewart, President of Sloss Industries Corporation and President of United Land Corporation, under which the Company’s coal coking operations and Natural Resources’ surface mining operations are positioned, has over 30 years of experience in mining, having joined Jim Walter Resources, Inc. in 1978. Mr. Stewart has a B.S in Mineral Engineering from the University of Alabama and previously served in various mining and engineering capacities for Jim Walter Resources for 25 years, culminating in his appointment as Vice President of Engineering. Mr. Stewart was appointed President of Sloss Industries Corporation in May 2003 and President of United Land Corporation in July 2007.

Description of Property, page 21

14.        We note your natural resources segment consists of mining operations related to Jim Walter and Tuscaloosa Resources, and that your company also owns a 51% interest in Kodiak Mining Company.  Please disclose all your proven and/or probable reserves for all your mining operations and/or properties.  This would include the underground mine in Shelby County, Alabama operated by Kodiak and the mining operations operated by Tuscaloosa Resources.  The Jim Walter Resources also owns 50% of Black Warrior Methane Corporation which may own or lease coal bed methane, which are classified as oil and gas reserves.

Response:  As of December 31, 2007, the disclosure of our proven and probable reserves includes our significant mining operations, those of Jim Walter Resources, Inc.  We considered Kodiak Mining Company’s and Tuscaloosa Resources, Inc.’s reserves to be immaterial to the consolidated holdings of Walter Industries, Inc., as well as immaterial to the holdings of our Natural Resources segment.  As such, fully developed proven and probable reserve studies had not been performed as of December 31, 2007 for these entities and, accordingly, proven and probable reserve information in accordance with Guide No. 7 has not been included in our 2007 Form 10-K.  In future filings, we plan to include disclosures regarding these entities’ proven and probable reserves, in light of our strategic decision and actual steps made in 2008 to move toward becoming a pure-play natural resources company.  One step forward in that strategic direction is our announcement on September 30, 2008, regarding our plans to spin-off our Financing segment to shareholders in early 2009.  Future filings including these entities’ reserves will comply with the requirements of Guide No. 7, as the Staff has indicated in this comment letter.

In addition, we have not previously disclosed information regarding the reserves held by Black Warrior Methane Corporation.  We do not believe the Company is required to make the disclosures as described in Statement of Financial Accounting Standard 69 (FAS 69): “Disclosures about Oil and Gas Producing Activities.” Under FAS 69, the definition of oil and gas activities excludes the extraction of hydrocarbons from shale, tar sands, or coal.  The natural gas extracted by Black Warrior Methane Corporation from the coal bed seams is incidental to the production of coal (a by-product) and primarily done for safety reasons.  Further, we note that SAB Topic 12G indicates that “(t)he prohibition against the inclusion of gas derived from coal was meant to apply to the recovery of hydrocarbons from the processing of coal.”  Since the natural gas recovered by Black Warrior Methane Corporation results from the processing of coal, we have excluded its reserve disclosure.

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Based on the above, our responses to the Staff’s comments nos. 15 through 21 included herein pertain to our 2007 Form 10-K and the disclosures therein relating to our material operations and proven and probable reserves held by our Jim Walter Resources, Inc. subsidiary, only.

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15.        Insert a small scale map showing the location and access to your property. See Item 102 (3) (B) of Regulation S-K.  Briefly describe the road, barge and/or railroad access to each of your properties in the text.  Please note that SEC’s EDGAR program now accepts digital maps.  So please include these in any future amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.  Otherwise provide the map to the engineering staff for our review.

Response:  We respectfully submit that in future filings we will include a map indicating all of our natural resources’ properties such as the one below, which includes our 2008 acquisitions and expansion plans.  The following discussion will also be included to describe the road, barge and/or railroad access to each of our properties:

Jim Walter Resources’ Mines Nos. 4 and 7, located near Brookwood, AL, are serviced by CSX rail as well as access to a barge load out facility on the Black Warrior River.  Service via rail or the Black Warrior River culminates in delivery to the Port of Mobile, whereby shipments are delivered to our international customers via barges.

Tuscaloosa Resources, Inc., (TRI) also located near Brookwood, AL, has access to a barge load-out facility on the Black Warrior River. Approximately half of TRI’s coal is delivered via barges to a local power company. The remainder of TRI’s coal is delivered to local customers via truck.

Kodiak Mining Co., located in Shelby County, AL, has an onsite rail load-out facility and rail spur and is serviced by Norfolk Southern rail. Kodiak also has access to a commercial barge load-out facility on the Black Warrior River. Service via rail or the Black Warrior River culminates in delivery to the Port of Mobile, whereby shipments are delivered to customers via barges. Kodiak can also deliver coal via trucks to local customers.

Taft’s Choctaw mine, located near Parrish in Walker County, AL, has an onsite rail facility serviced by Norfolk Southern rail.  Access to Highway 269 provides delivery access to local customers via truck.

Taft’s Reid School property, located in Bount County, AL, has access to Highway 79 whereby coal shipments will be delivered to local customers and other loading points.

United Land’s Flat Top mine, to be developed and begin production in 2009, is located in Adamsville, AL near Highway 78.  This mine will deliver coal via trucks.

Sloss Industries, Inc., located in Birmingham, AL, delivers hard coking coal to its customers via an onsite rail facility.

16.        For each of your mines, provide the disclosures required by Industry Guide 7 (b).  In particular, provide a brief discussion of:

•                  The coal beds of interest, including minable coal thickness.

Response:  Future filings will be revised to disclose minable coal thickness.  Following is the proposed update to Note 1 following our reserves table:

“Recoverable” reserves are defined as tons of mineable coal in the Blue Creek and Mary Lee seams which can be extracted and marketed after a deduction for coal to be left in pillars, etc. and adjusted for reasonable preparation and handling losses.  The average minable coal seam thickness is 4.89 feet at the No. 4 Mine and 4.56 feet at the No. 7 Mine.

•                  The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

Response:  Future filings will be revised to include the following additional notes to our reserves table:

(9)  No. 4 Mine is an underground longwall mine. Production levels are a function of several processes operating simultaneously, each with it’s own capacity limitations. Coal production starts at either the longwall face or a miner section face. No. 4 Mine has one longwall unit capable of producing at a rate of 4,000 raw tons per hour at any given instant.  In addition, No. 4 Mine has at any time 3 or 4 continuous miner units with each capable of producing at a rate of 33 raw tons per minute. Both the longwall and the continuous miner units load raw coal onto a series of conveyor belts.  These belts are capable of hauling from 4,000 raw tons per hour for face belts to 5,000 raw tons per hour for main line belts.  The belt conveyors take the raw coal to the production shaft and hoist which is capable of hoisting 1,300 raw tons per hour to the surface storage piles.

(10)  No. 7 Mine is similar in production method and capacity to No. 4 Mine, with the exception of the recent expansion of the mine to increase from one longwall units to two longwall units and from 3 to 4 continuous miner units to 5 to 6 continuous miner units.  Further, a second production hoist has been added.

•                  A list of your coal processing and/or handling facilities.

Response:  Future filings will be revised to include the following additional notes to our reserves table:

(11)  No. 4 Mine has a 1,300 raw ton per hour preparation plant consisting of heavy media baths, spirals, and flotation.  There is also a unit train load-out facility capable of loading at a rate of 2,400 tons per hour.

(12) No. 7 Mine has two preparation plants. The first one has a capacity to process 1,400 raw tons per hour and the second one has a capacity to process 1,000 raw tons per hour.  Both plants consist of cyclones, spirals, and flotation.  No. 7 Mine also has two unit train load-outs on separate track loops. Both load-outs are capable of loading 2,400 tons per hour.

•                  The present condition of the mines.

Response:  In future filings, in addition to the disclosure that our No. 5 Mine ceased operations in December 2006, we will indicate the status of our other mines, which were all operational at December 31, 2007.

•                  Material events of interest concerning the mine, adverse or otherwise within the last three years.

Response:  We acknowledge this requirement and have concluded that no additional disclosure is required as of December 31, 2007.  To the extent applicable, future filings will include a discussion of material events.

•                  Any mine expansions, contractions or decommissioning within the last three years.

Response:  We acknowledge this requirement.  Such information has been disclosed in Note 8 to our reserves table related to the cessation of mining at the No. 5 Mine and in Item 1 on page 3 related to our project to expand the No. 7 Mine East.  Future filings will continue to address this disclosure requirement.

•                  Any planned expansions or reductions in mining.

Response:  We acknowledge this requirement.  Such information has been disclosed in Item 1 on page 3 related to our project to expand the No. 7 Mine East.  Future filings will continue to address this disclosure requirement.

•                  Any joint ownership.

Response:  We acknowledge this requirement.  This point is not applicable as of December 31, 2007.  To the extent applicable, future filings will include a discussion of any joint ownership.

•                  Any use of mining contractors.

Response:  We acknowledge this requirement.  This point is not applicable as of December 31, 2007.  To the extent applicable, future filings will include a discussion of any mining contractors.

17.        Provide a table showing the last three years annual production for each of your mines, and your weighted average prices received for your coal for the last three years.  A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response:  We acknowledge this requirement.  The table in Item 2 on page 22 includes the last three years of annual production for each of our mines.  Please note that the weighted average coal selling prices for our material sales included in our Natural Resources segment is currently included in our Form 10-K in Management’s Discussion and Analysis on pages 35 and page 39.  Based on the Staff’s comment, in future filings we will also include the weighted average prices received for our coal for each of the last three years for each of our mines, by appending our reserves table.  The following table indicates the average coal selling price per ton for each mine for the three years in the period ended December 31, 2007:

	2005	2006	2007
No. 4 Mine	$65.73	$100.16	$92.39
No. 5 Mine(1)	$68.56	$102.87	$76.48
No. 7 Mine	$89.27	$106.22	$91.88

(1)No. 5 Mine ceased operations in December 2006.  Coal sales in 2007 represent sales of inventory remaining as of December 31, 2006.

18.        In your reserve tables, please disclose your proven and probable reserves separately as defined in Industry Guide 7 for each mine.

•                  Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.

Response:  We respectfully submit that this information has been included on page 22 of our Form 10-K for each of our mines.

•                  Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound of sulfur content. Do not report Btu content as “dry”, but include natural moisture in the calculation.

Response:  We respectfully submit that the indication regarding steam or metallurgical (see also Note 4 to that table), if it is leased or owned (see also Note 5 to that table) and the Btu per pound of sulfur content has been included within the table presented on page 22 of our Form 10-K for each of our mines.  However, based on the Staff’s comment, we note that the Btu content should be reported to include the natural moisture in the calculation. As such, those amounts as reported as of December 31, 2007 would change from 14,150 to 13,909 for our No. 4 Mine and from 14,150 to 13,952 for our No. 7 Mine.  Future filings will include this information on a natural moisture basis.

•                  If coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

Response:  Based on the Staff’s comment, in future filings we will include the average mining and wash plant recoveries in percent.  Note 1 to our reserves table will be revised to include the following underlined text:

(1)                     “Recoverable” reserves are defined as tons of mineable coal in the Blue Creek and Mary Lee seams which can be extracted and marketed after a deduction for coal to be left in pillars, etc. and adjusted for reasonable preparation and handling losses.  Resource recovery is estimated at 54%.

•                  In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

Response:  We respectfully submit that the required information has been included in Note 1 on page 22 of our 2007 Form 10-K.

•                  Provide totals to the tables where appropriate.

Response:  We respectfully submit that the appropriate totals have been included in our reserves table on page 22 of our 2007 Form 10-K.

•                  Disclose your percentage of compliance and non-compliance coal.

Response:  We respectfully submit that the required information has been included in Note 4 on page 22 of our 2007 Form 10-K.

19.        Disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers.  Supplementally provide copies of all third party reviews of your reserves that were developed within the last three years.  If you have not used any third parties to review your reserves within the last three years, disclose this fact.

Response:  Third party reviews of our reserves have not been performed within the last three years.  In future filings, if applicable, we will disclose the fact that third party reviews of our reserves have not been performed within the last three years.

20.        Companies sometimes include in their reserve estimates small tracks of coal lands that are not large enough to be mined by themselves. This action is based on the assumption that the lands between the company’s main block and the small track will be acquired before the reserves are to be mined.  Note however that Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination.  Supplementally indicate if any of your reserve estimates include tonnages from small unminable tracks that might be mined if intervening lands or reserves are acquired.

Response:  We respectfully submit that our reserve estimates do not include tonnages from small unminable tracks that might be mined if intervening lands or reserves are acquired.

21.        Concerning all your coal properties that have reserves included in your reserve statement, supplementally:

•                  Indicate which coal properties are owned and which are leased,

•                  For the leased properties, indicate the effective length of the lease, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained,

•                  Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

Response:  We respectfully submit that the information requested above is included on page 22 of our 2007 Form 10-K.  The table on that page indicates the amount of the reserves in tonnages by mine that has been leased and the amount that is owned.  Furthermore, Note 5 of that table addresses the last 2 bullet points above.

22.        If you lease any of your lands to other coal operators, disclose the total annual royalty tonnage being mined from your properties, total acreage leased and the amount of income you receive from royalty payments from other operators for the last three years.

Response:  We respectfully submit that no disclosure of this information is required since the total annual royalty tonnage being mined from our properties, the total acreage leased and the amount of income received from royalty payments from other operators for the last three years has been immaterial.  Furthermore, we expect this amount to continue to be immaterial; however, we will continue to evaluate this on an annual basis to determine if disclosure is required.

The Company respectfully advises the Staff that we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 813-871-4160 if you have any questions or concerns.

Sincerely,

/s/ Victor P. Patrick

Victor P. Patrick

Vice Chairman, CFO and General Counsel